PE 6/16/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JUL 11 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





14008128

July 11, 2014

Act: 1934
Section:
Rule: 14a-8 (CODS)
Public
Availability: 7-11-14

Daniel J. Winnike
Fenwick & West LLP
dwinnike@fenwick.com

Re: Cisco Systems, Inc.
Incoming letter dated June 16, 2014

Dear Mr. Winnike:

This is in response to your letter dated June 16, 2014 concerning the shareholder proposal submitted to Cisco by Holy Land Principles, Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Fr. Sean Mc Manus
Holy Land Principles, Inc.
sean@holylandprinciples.org

July 11, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cisco Systems, Inc.
Incoming letter dated June 16, 2014

The proposal relates to employment practices.

There appears to be some basis for your view that Cisco may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Cisco's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Cisco omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FENWICK & WEST LLP

SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041

TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

June 16, 2014

Via Email and Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Holy Land Principles, Inc.

Ladies and Gentlemen:

Cisco Systems, Inc., a California corporation ("***Cisco***"), hereby notifies the Securities and Exchange Commission (the "***Commission***") that Cisco intends to omit from its form of proxy card and other proxy materials (the "***Proxy Materials***") for Cisco's 2014 annual meeting of shareholders ("***Annual Meeting***"), the shareholder proposal and supporting statement (the "***Proposal***") submitted to Cisco by Holy Land Principles, Inc. (the "***Proponent***"). Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "***Act***"), Cisco requests confirmation that the staff (the "***Staff***") of the Commission will not recommend enforcement action if Cisco excludes the Proposal from its Proxy Materials for the reason discussed below. The Proposal, the accompanying supporting statement, along with copies of all relevant correspondence between Cisco and the Proponent are attached to this letter as Attachment A.

Reason for Excluding the Proposal

Pursuant to Rules 14a-8(b) and 14a-8(f)(1) under the Act, Cisco may exclude the Proposal from the Proxy Materials because the Proponent failed to establish that, at the time the Proposal was submitted, the Proponent held at least $2,000 in market value, or 1%, of Cisco's securities entitled to be voted on the Proposal for at least one year by the date the Proponent submitted the Proposal.

Discussion

Under Rules 14a-8(b) and 14a-8(f), to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities, for at least one year by the date the proponent submits the proposal and (ii) continue to hold those securities through the date of the shareholder meeting. A proponent has the burden to prove that it meets these requirements if it is not a registered shareholder of the company and has not made a filing with the Commission detailing the proponent's beneficial ownership of shares of that company (as described in Rule 14a-8(b)(2)(ii)). Rule 14a-8(b)(2)(i) provides that the proponent must prove beneficial ownership by submitting to the company a (x) "written statement from the 'record' holder of [the proponent's] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [the] proposal, [the proponent] continuously held the securities for at least one year;" and (y) "written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

Pursuant to Rule 14a-8(f)(1), if a proponent fails to follow one of the eligibility or procedural requirements as set forth in Rules 14a-8(a) through 14a-8(d), a company may exclude the proposal, but typically, a company may exclude the proposal only after the company has notified the proponent of the deficiency and the proponent has failed to correct such deficiency.[1] Rule 14a-8(f)(1) provides that (i) within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies and also provide the proponent with the time frame for the proponent's response and (ii) the proponent must respond to the company and correct such deficiency within 14 days from the date the proponent received the company's notification.

On May 15, 2014, Cisco received an e-mail from Ms. Flaherty on behalf of the Proponent containing a cover letter dated May 14, 2014, a letter from the custodial bank and the Proposal. In the cover letter, the Proponent stated that according to an enclosed letter from Wells Fargo Advisors, LLC (the "***Wells Fargo Letter***"), the custodial bank, the Proponent owned 400 shares of Cisco Common Stock; however, the Proponent did not indicate that it had continuously held the securities for at least one year from the date the Proposal was submitted. Further, upon a review of the Wells Fargo Letter submitted with the Proposal, the Wells Fargo Letter states that the "400 Shares of Cisco Systems, Inc. (CSCO) is currently held in this account with beneficial ownership and was purchased on July 9, 2013" which date is less than one year from May 15, 2014, the date upon which the Proposal was submitted. The Company also reviewed its stock records, which indicated that the Proponent was the not a record holder of Cisco's securities one year prior to the date it submitted the Proposal. Further, the Proponent had not made a filing with the Commission detailing the Proponent's beneficial ownership of Cisco's securities.

In compliance with the deadlines set forth in Rule 14a-8(f)(1), on May 28, 2014, Cisco notified the Proponent by letter dated May 28, 2014 (the "***Cisco Letter***") that the Proponent failed to demonstrate the eligibility requirements as set forth in Rule 14a-8(b)(2) and requested that the Proponent provide the necessary proof of ownership of Cisco's securities and the statement required by Rule 14a-8(b)(2) within 14 days from the date that the Proponent received the Cisco Letter. Cisco also provided the Proponent with a copy of Rule 14a-8. A copy of the Cisco Letter is attached to this letter as Attachment A. Cisco has received no written correspondence from the Proponent correcting the deficiency since it sent the Cisco Letter. As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Proxy Materials.

* * *

[1] Rule 14a-8(f)(1) provides that a company need not provide the proponent notice of a deficiency if the deficiency cannot be remedied.

Should the Staff disagree with our opinion regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (650) 335-7657 or Evan Sloves of Cisco at (408) 525-2061.

Sincerely,



Daniel J. Winnike, Esq.

Enclosures

cc: Evan Sloves, Cisco Systems, Inc.
Fr. Sean McManus, Holy Land Principles, Inc.
Barbara J. Flaherty, Holy Land Principles, Inc.

<u>Attachment A</u>

Shareholder Proposal and Correspondence

John Platz (joplatz)

From: Barbara Flaherty <barbara@irishnationalcaucus.org>
Sent: Thursday, May 15, 2014 2:08 PM
To: corporatesecretary(mailer list)
Cc: Manus Sean Mc
Subject: Documents for Share Holder Proposal
Attachments: CISCO SHARES DOCS.pdf

May 15, 2014
Cisco Systems, Inc
Dear Corporate Secretary

Per Cisco Systems, Inc.'s suggestion, we are emailing the documents for our Shareholder Proposal to be considered for Inclusion in Cisco's Proxy materials.
They are attached as a PDF.

Thank you,

Barbara J. Flaherty

> Barbara J Flaherty
> Executive Vice President
> Holy Land Principles, Inc.
> P.O. BOX 15128
> Capitol Hill
> Washington, DC 20003-0849
> Tel. 202-544-0568
> Cell:FISMA & OMB Memorandum M-07-16***
> Fax. 202-488-7537
> Barbara@holylandprinciples.org

Holy Land Principles

American principles following American investment

President Fr. Sean Mc Manus Executive ▪ Executive Vice President Barbara J. Flaherty

Secretary
Cisco Systems, Inc.
170 West Tasmin Drive
San Joe, California 95134

May 14, 2014

Dear Secretary,

We are the two executive officers of Holy Land Principles, Inc.
We want to inform Cisco Systems, Inc. that we intend to offer the enclosed Share Holder Proposition on behalf of Holy Land Principles, Inc. for consideration of stock holders at the next annual general meeting

We submit the enclosed Proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.
Included is a letter from Wells Fargo, the custodial bank, verifying Holy Land Principles, Inc.'s ownership of 400 shares of Cisco Systems, Inc. Holy Land Principles, Inc. will continue to hold at least $2000 worth of these Cisco shares through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdraw from consideration at the annual meeting.

Please feel free to contact us at 202-488-0107 should you have any further questions on this matter.

Sincerely,

Fr. Sean McManus

Fr. Sean Mc Manus
President
Holy Land Principles, Inc.

Barbara J. Flaherty

Barbara J. Flaherty
Executive Vice President
Holy Land Principles, Inc.

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107
Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org



Wealth Brokerage Services
MAC H0005-087
One North Jefferson Ave
St. Louis, MO 63103

May 14, 2014

Holy Land Principles, Inc.
608 3rd Street, Southwest
Washington, DC 20024-3102

RE: Verification of Assets

To Whom It May Concern:

I am writing in response to your request to verify the financial information of Holy Land Principles, Inc. with Wells Fargo Advisors, LLC.

This letter serves as confirmation that Barbara J. Flaherty and Sean McManus are the authorized signers for Holy Land Principles, Inc. In addition, 400 Shares of Cisco Systems, Inc. (CSCO) is currently held in this account with beneficial ownership and was purchased on July 9, 2013. This information was based on the details of the account as of the close of business on May 13, 2014.

If you have any additional questions, please feel free to contact me at 888-619-6730.

Sincerely,

Nicholas O'Shaughnessy
Field Services - Verifications

Together we'll go far



PALESTINE - ISRAEL — HOLY LAND PRINCIPLES

WHEREAS, Cisco Systems, Inc. has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land -- with security for Israel and justice for Palestinians -- encourages us to promote means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles, Inc. has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel. These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic, or religious identity.
2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees to a level proportional to their representation in society.
3. Make every reasonable effort to ensure that all employees have the ability to easily, openly and equally travel to and access corporate facilities.
4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
5. Work with governmental and community authorities, and support local initiatives to eliminate disparities among national, racial, ethnic and religious groups in government spending on education, training, access to health care and housing.
6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one racial, ethnic or religious group over another.
8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:
Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

We believe that our company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles will demonstrate its concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.



Cisco Systems, Inc.

May 28, 2014

Via Email and USPS Priority Mail Express

Fr. Sean McManus, President
Ms. Barbara J. Flaherty, Executive Vice President
Holy Land Principles, Inc.
Capitol Hill, P.O. Box 15128
Washington, DC 20003-0849
E-mail: Sean@holylandprinciples.org
Barbara@holylandprinciples.org
Barbara@irishnationalcaucus.org

Dear Fr. McManus and Ms. Flaherty:

On May 15, 2014 (the "***Submission Date***"), Cisco Systems, Inc. ("***Cisco***") received an e-mail from Ms. Flaherty on behalf of Holy Land Principles, Inc. ("***Holy Land Principles***") containing a cover letter dated May 14, 2014 and a shareholder proposal for Cisco's 2014 Annual Meeting of Shareholders (the "***Proposal***"). In addition to the Proposal, Holy Land Principles provided a statement from its broker, Wells Fargo Advisors, LLC ("***Wells Fargo***"), dated as of May 14, 2014 (the "***Broker Statement***"). The Broker Statement indicated that Holy Land Principles held 400 shares of Cisco common stock (the "***Shares***") as of May 13, 2014 and that the Shares were purchased on July 9, 2013 (the "***Acquisition Date***").

For your convenience, we have enclosed a copy of Rule 14a-8 under the Securities Exchange Act of 1934 ("***Rule 14a-8***"), which describes in Question 2 the eligibility requirements for submitting a proposal and how Holy Land Principles can demonstrate its eligibility to submit a proposal. Specifically, one of the procedural requirements for submitting a shareholder proposal is to provide proof that at the time it submitted the Proposal, Holy Land Principles continuously held at least $2,000 in market value of Cisco's shares for at least one year as of the date it submitted the Proposal.

Upon review of the Broker Statement, we note that the Acquisition Date of the Shares is less than one year prior to the Submission Date; accordingly, Holy Land Principles has not demonstrated that it has held the Shares for at least one year prior to the date of the Proposal's submission, as required under Rule 14a-8.

In order to correct this deficiency and prove its eligibility to Cisco, Holy Land Principles must provide Cisco's Secretary with a written statement from the record holder of its shares (usually a broker or bank, e.g., Wells Fargo as indicated in the Broker Statement) verifying that, as of the Submission Date, Holy Land Principles continuously held at least $2,000 in market value of Cisco shares for at least one year.

In the event that Holy Land Principles is able to correct this deficiency, please send the written statement referred to above to Cisco Systems, Inc., c/o Secretary, 170 West Tasman Drive, San Jose, CA 95134-1706 (or alternatively you may transmit the statement electronically to CorporateSecretary@cisco.com). Pursuant to Rule 14a-8, Holy Land Principles' response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date it receives this notification. If the deficiency noted above is not corrected within this time period, Cisco may elect not to include Holy Land Principles' Proposal in its proxy statement for its 2014 Annual Meeting of Shareholders.



Cisco Systems, Inc.

Fr. Sean McManus
Ms. Barbara J. Flaherty
Holy Land Principles, Inc.

If you have any questions, please feel free to contact me at (408) 424-1191.

Very truly yours,

John Platz, Senior Corporate Counsel

cc: Investor Relations, Cisco Systems, Inc.

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?
    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?
    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.
    2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.
    3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?
    1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).
    2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?
    1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
    2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
    3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?
    1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
    2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
    3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
    4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
    5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
    6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
    7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
    8. Director Elections: If the proposal:
        i. Would disqualify a nominee who is standing for election;
        ii. Would remove a director from office before his or her term expired;
        iii. Questions the competence, business judgment, or character of one or more nominees or directors;
        iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
        v. Otherwise could affect the outcome of the upcoming election of directors.
    9. Conflicts with Company's Proposal: If the proposal directly conflicts with oneConflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
    10. Substantially implemented: If the company has already substantially implemented the proposal;
    11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
    12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
        i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
        ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
        iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
    13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?
    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
    2. The company must file six paper copies of the following:
        i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and
iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?
   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.
   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?
   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.
   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.
   3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:
      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
      ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

John Platz (joplatz)

From: John Platz (joplatz)
Sent: Thursday, May 29, 2014 1:41 PM
To: 'Sean@HolyLandPrinciples.org'; 'Barbara@HolyLandPrinciples.org'; 'barbara@irishnationalcaucus.org'
Subject: From Cisco Systems, Inc.
Attachments: Ltr to Holy Land Principles 052814 (PO Box address).pdf; Ltr to Holy Land Principles 052814 (street address).pdf; Rule 14a-8 (Attachment).pdf

Fr. McManus and Ms. Flaherty:

Attached please find correspondence from Cisco Systems, Inc. relating to your letter to (and proposed shareholder resolution re) Cisco Systems, Inc. that we received via email on May 15, 2014.

Original (hard copy) of this correspondence is being transmitted to you as well.

Please note that, in the correspondence that you sent to us, there were two different Washington DC addresses mentioned for Holy Land Principles, Inc.—the "608 3rd Street" address and the "P.O. Box 15128" address. Accordingly, we are transmitting the same letter to each of those two addresses; hence this is why you are receiving two attached letters by both hard copy and (this) email. The letters are identical, except for the different address of each letter.

Regards,

John Platz
Senior Corporate Counsel
Cisco Systems, Inc.

John Platz (joplatz)

From:	barbara@irishnationalcaucus.org
Sent:	Thursday, May 29, 2014 2:03 PM
To:	John Platz (joplatz)
Subject:	Re: From Cisco Systems, Inc.

Mr. Platz,
we received the hard copy.
Thank you.
--
Barbara Flaherty

On Thu, May 29, 2014 4:40 pm, John Platz (joplatz) wrote:
> Fr. McManus and Ms. Flaherty:
>
> Attached please find correspondence from Cisco Systems, Inc. relating
> to your letter to (and proposed shareholder resolution re) Cisco
> Systems, Inc. that we received via email on May 15, 2014.
>
> Original (hard copy) of this correspondence is being transmitted to
> you as well.
>
> Please note that, in the correspondence that you sent to us, there
> were two different Washington DC addresses mentioned for Holy Land
> Principles, Inc.-the "608 3rd Street" address and the "P.O. Box 15128" address.
> Accordingly, we are transmitting the same letter to each of those two
> addresses; hence this is why you are receiving two attached letters by
> both hard copy and (this) email. The letters are identical, except
> for the different address of each letter.
>
> Regards,
>
> John Platz
> Senior Corporate Counsel
> Cisco Systems, Inc.
>
>
>
>

John Platz (joplatz)

From:	seanmcmanus <Sean@HolyLandPrinciples.org>
Sent:	Tuesday, June 03, 2014 2:11 PM
To:	John Platz (joplatz)
Cc:	corporatesecretary(mailer list)
Subject:	RE. YOUR MAY 28 LETTER

Dear John,
I have already left two messages on your voice mail.
Thank you for your letter of May 28, 2014 pointing out that out Aquistion Date is a few weeks late.
However, I am hoping Cisco , in an expression of good faith, would still include the Holy Land Principles' Proposal in its proxy statement for 2014 Annual Meeting of Shareholders.
I know you don't have to, but I understand you have that discretion.
Thank you for your consideration of the Holy Land Principles, which are pro-Jewish, pro-Palestinian and pro-company.
Sean

> Fr. Sean Mc Manus
> President
> Holy Land Principles,Inc.
> P.O. BOX 15128
> Capitol Hill
> Washington, DC 20003-0849
> Tel. 202-488-0107
> Fax. 202-488-7537
Sean@HolyLandPrinciples.org